Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Iconic Motorbikes, Inc
3100 Donald Douglas Loop North, Hangar 1
Santa Monica, CA 90405
https://iconicmotorbikeauctions.com/

Up to $1,069,994.73 in Common Stock at $6.67
Minimum Target Amount: $9,998.33

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Iconic Motorbikes, Inc
Address: 3100 Donald Douglas Loop North, Hangar 1, Santa Monica, CA 90405
State of Incorporation: DE
Date Incorporated: April 18, 2018

Terms:

Equity

Offering Minimum: $9,998.33 | 1,499 shares of Common Stock
Offering Maximum: $1,069,994.73 | 160,419 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.67
Minimum Investment Amount (per investor): $253.46

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

<u>Amount Based:</u>

$5000+

Stockholder Jacket plus a 5% bonus shares.

$25,000+
Stockholder Jacket plus 10% bonus shares and an invite to bi-annual stockholder meeting at our Corporate Office.

$50,000+
All the same perks as the $25,000 level. Additionally, Free membership to our Iconic Members Only Club. This Club allows for discounts, first invites to events and track days, Open access to our Corp office to play pool, enjoy the lounge, etc. Priority access to our Service Departments and Transportation segments, bike storage...the specific list is on our auction site under Members only

All perks occur when the offering is completed.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Iconic Motorbikes Auctions is the GO TO for rare and collectible motorbikes but we also believe "every bike is Iconic to someone" so we mix in riders, projects and bikes for the masses.

We are a Service Center, custom bike build destination and we offer a full array of White Glove Services to include Inport / Export assistance, title help, sourcing rare bikes, etc. We are now expanding into our own domestic transport side as well as Live Auctions with special events tied to them.

The Life Style side of Iconic includes Apparel, special events, track days, shows, membership / club benefits, rides and so much more!

Iconic Motorbikes previously operated as a limited liability company (Iconic Motorbikes LLC) formed on 4/2/2018 in DE and converted to Iconic Motorbikes, Inc., a DE corporation, on 4/4/2022.

Competitors and Industry

The global motorcycle market is projected to grow from $127.44 billion in 2022 to $223.50 billion by 2029, at a CAGR of 8.4% during the forecast period, 2022-2029. (https://www.fortunebusinessinsights.com/motorcycle-market-105164.)

We believe that our proven track record and the multiple facets of our business model allow us to capitalize on a significant portion of this growing industry.

Our largest online competitor is Bring A Trailer for our auction space however their speciality is cars more than motorbikes.

Our LIVE Auction competitor is Mecum and Barrett Jackson but Barrett specializes in cars etc.

On the transport side, Haul-Bikes is our competitor but we will scale this division quickly and much better service.

The lifestyle side is best compared to a Deus or perhaps Bike Shed.

The clothing side can be compared to any sport-related line such as Quicksilver, Northface...etc.

The motorcycle apparel market is expected to gain market growth in the forecast period of 2022 to 2029. Data Bridge Market Research analyses the market to reach at an estimated value of USD 18464.0 million by 2029 and grow at a CAGR of 7.0% in the above-mentioned forecast period. (https://www.databridgemarketresearch.com/reports/global-motorcycle-apparel-market#:~:text=The%20motorcycle%20apparel%20market%20is,the%20above%2Dmentioned%20forecast%20period

Current Stage and Roadmap

We've seen sizeable growth YOY on our gross sales and one of the larger inventory of rare and collectible bikes in the USA and perhaps the globe

We receive and ship bikes throughout the world on a regular basis and our client base continues to grow.

We continue to offer more White Glove Services and have grown our Service Dept from 1 to 5 mechanics with a team of 7 in the Service Department

Our new Transport section will allow us to get bikes sooner and to our clients quicker. It will allow the expansion of our track day events for our Members to a National track portfolio as opposed to just local venues. Needless to say, this will also help with cashflow as our float remains large with so many acquired bikes and collections in a constant state of "in transit"

Our LIVE AUCTION segment (which we hope to launch in the spring of 2023) will not only bring new revenue to the Iconic portfolio but allow for an exciting place to enjoy motorbikes with like minded people followed with a large celebration / event and a members only track day.

The Team

Officers and Directors

Name: Thomas A Tromp "Adam"

Thomas A Tromp "Adam"'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO - Founding Partner & Director
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Founded the company, company oversite, hiring, new venues, growth plans, etc. Salary is $7,000 per month plus auto lease payment of $1,195 /month

Name: Abhinay Eswarappa

Abhinay Eswarappa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Director
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Operations and Auction Oversight. Abhi's Salary is $8,000 a month with no further incentives or benefits

Other business experience in the past three years:

- **Employer:** Bike-Urious
  Title: Founder
  Dates of Service: March 01, 2013 - Present
  Responsibilities: Abhi founded the company and website and is constantly creating and managing the content featured.

Other business experience in the past three years:

- **Employer:** Intelligent Charting, LLC
  Title: COO
  Dates of Service: January 01, 2009 - October 01, 2020
  Responsibilities: Managed operations of the LLC centered around physician documentation for Inpatient Physical Medicine and Rehabilitation facilities

Name: James V Branstetter " Vic"

James V Branstetter " Vic"'s current primary role is with Gordon Ramsey Group. James V Branstetter " Vic" currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Director
  Dates of Service: July 15, 2020 - Present
  Responsibilities: Board Member and oversee finances. James' salary is $4,000 a month with no extra benefits or incentives

Other business experience in the past three years:

- **Employer:** Gordon Ramsey Group
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Executive input on growth and strategy plan.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the auto industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we

cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our new segments will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the service offerings fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products / services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Iconic Motorbikes was formed on 04/18/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Iconic Motorbikes has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Iconic Motorbikes or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Iconic Motorbikes could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas A Tromp "Adam"	1,020,000	Common Stock	34.0%
Abhinay Eswarappa	990,000	Common Stock	33.0%
James V Branstetter " Vic"	990,000	Common Stock	33.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 160,419 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g.

convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6.67
  Number of Securities Sold: 3,000,000
  Use of proceeds: Negligible, Founder's Shares
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ending December 31st 2021 compared to year ending December 31st 2020.

Revenue

Gross Sales Revenue for 2021 was $7,419,548 as compared to $4,954,986 in 2020. Sales growth was attibuted to our first full year of our online auction site being functional and with the addition of 2 more mechanics, service revenue increased as well.

Costs of Sales

Cost of sales in 2021 were $6,121, 604 as compared to $4,427,427. These numbers are mostly tied to the motorbike sales as a whole and are in line with the increased sales revenue.

Gross Margins

Gross Margin increased to $1,297,944 for 2021 as compared to $527,559 due to higher Sales and better acquisitions from Iconic Motorbikes. More Estate purchases, collection buys helped generate larger margins on many of the units that were sold.

Expenses

Operating costs raised to $1,340,627 in 2021 from $576,817 due to increased staff, additional equipment to sustain the larger sales revenue and added benefits for the staff. We added 5 more employees for 2021, a second van, trailer and additional mechanic buys to support the new staff. In addition, 2021 was our first year in our new facility taking our square footage to approx 14,000 Sq Ft from only 2500 Sq Ft in 2020. The additional space was necessary to house the new staff, new operations and overall growth.

Historical results and cash flows:

Our Iconic Owned inventory is most certainly our largest cash / investment outlay. The beautiful part of this though is that the collectible inventory continues to appreciate over time whereas in a typical dealer environment you would see depreciation as new / better models are issued.

Other signficant expenses arose from the new employees, move to the new building, more equipment, new offices, racking and TI work to the facility.

Funds for the above mostly originated from the Partners and personal loans the CEO took to help grow the company. We have two Angel investors that helped as well that have no ownership interest but they are on interest only loans.

Cash flow should increase dramatically in late 2022 going forward as we are reducing "Iconic owned" motorbike inventory and using the funds to pay off investors. This will reduce our interest / loan payments as well as credit card debt. We will keep overhead consistent to where we are now but look forward to higher sales revenue which will lead to stronger reserves and suplemental cash flow. In addition, new bussiness segments such as Iconic Transport will bring more profit to the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand changes daily but inventory including F&E is approximately 2.3 Million. As inventory (motorbikes) sell, that allows for more proceeds to purchase other bikes or likewise.

The company has an American Express Credit Card line with no limit. Balance goes from 20-90K on a regular basis and paid off often.

We have a few credit cards for the company that are on the CEO's credit as well. Limits are approx 110,000 with a current balance of approx $70K with plans to pay that off shortly.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

They are not critical but important to the expansive plans of the company. We have over $300,000 in open receivables, much of which will close out this week and sure to see many more sales. Today alone was over $73,000 in bike sales not including service revenue.

The new funds from the campaign will allow for us to start Iconic Transport and Iconic Live, both of which will bring new revenue and improve cashflow.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We are planning on approx 20% of the raise to contribute to cashflow and reserves. This raise is not critical to our company's viability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We do not need this raise to keep the company operating. We have enough revenue and receivables to keep the company in good health indefinitely. Additionally, we have PE interest if we do not see the crowdfunding we are looking for that will purchase a sizeable portion of the company however this is not part of our business plan.

How long will you be able to operate the company if you raise your maximum funding goal?

Currently bringing in adequate revenue so we can operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our 3rd partner, Vic Branstetter is considering selling his interest later this year. If so, the CEO and COO may purchase his shares and offer a second stock offering.

The CEO is also contemplating another large personal investment in the future.

Indebtedness

- **Creditor:** Mario Rivera
  Amount Owed: $500,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2025

- **Creditor:** Daniel Schoenewald
  Amount Owed: $500,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2027

- **Creditor:** Tija Tromp
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: May 01, 2022

- **Creditor:** Victor Branstetter
  Amount Owed: $75,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** Thomas A Tromp
  Amount Owed: $63,900.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- **Name of Entity:** Thomas A. Tromp/Tija Tromp
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: In 2021, the Company received temporary loans from the founding member, Thomas A. Tromp and his wife, Tija Tromp. The loan bears no interest rate. As of December 31, 2021, the outstanding balance of this loan was in the amount of $88,900. Balance as of today, 5/8/22 is $62,793.
Material Terms: Balance: $88,900; no interest rate; no maturity. Current balance is now $62,793 as of 5/8/22 interest free

- **Name of Entity:** James Victor Branstetter
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2021, the Company received temporary loans from member, James Victor Branstetter. The loan bears no interest rate. As of December 31, 2021, the outstanding balance of this loan is in the amount of $75,000. As of 5/8/22 the new balance is $100,000.
  Material Terms: Balance: $75,000; no interest rate; no maturity. As of today, 5/8/22, the new balance is $100,000 interest free with no maturity

Valuation

Pre-Money Valuation: $20,010,000.00

Valuation Details:

We have grown Sales revenue from zero just 4 years ago. 2020 sales generated 4.9MM in Sales, 2021 were over $7.4MM and we're confident we can meet or exceed $10MM for 2022. Our G&A expenses are firm and any continued revenue will grow our profitability at a quick rate. We've already proven to be a market leader in the space and we've only just begun! One of our largest cashflow concerns is the transportation side as we're not seeing our acquisitions or our consignment bikes fast enough so we have a constant "float" of months when it should be days. We hope Iconic transport is not only going to fix the transport delays but add another very solid revenue stream to the umbrella corp as demand is high! In addition to the above, Iconic Transport will add a major "member benefit" by allowing cross country track days and track days are yet another scalable revenue stream

We have a very large database of bidders / buyers & collectors that add to the overall valuation of the company as well. Our Social media has 9-19MM impressions a month with over 150,000 followers...this adds value to the overall corporation.

We believe our scalability is immense. Right now with just one location we're generating over $7MM in sales revenue. With supplemental locations, hope to reach $20MM+ in sales within the next 2-3 years but that number could be significally higher with Iconic Motorbikes Live. Our competitor generates over $800 million a year in sales in Live Auctions and although we are starting our first event a bit smaller at just 50-150 motorbikes, our live auction IS NOT currently booked in our revenue projections but could see very strong results. Our event in Q1 of 2023 will see revenue from Bidder fees, seller fees, buyer and seller commissions, LIVE ICONIC clothing sales and profitability on bikes that Iconic owns. In addition, we will follow the event with a high end 2 day track day that is sure to sell out and see some nice newfound revenue.

The Company set its valuation internally, without a formal third party, independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the Company currently has only one class of security, no stock option plans or other securities with a right to acquire shares outstanding. The total number of shares outstanding on a fully diluted basis is 3,000,000 shares of Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.33 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  80.0%
  Additional reserves for overhead and expenses if we only meet the minimum funding goal

- *Operations*
  16.5%
  Additional Equipment IF only the minimum is achieved

If we raise the over allotment amount of $1,069,994.73, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  5.0%
  Additional staff for our Iconic Motorbike Transport team

- *Equipment*
  10.0%
  New Trucks and Trailers for Iconic Motorbike Transport

- *Marketing*
  5.0%
  Additional content such as Social Media, our YouTube Channel and outside advertising

- *Operations*
  16.5%
  Development of our Auction Site and it's ability to support Online Parts Sales, LIVE Auctions and our membership program rather then using Patreon etc

- *Inventory*
  10.0%
  Inventory and development costs of our Live Iconic Clothing brand. To include jackets, shirts, hoodies and riding apparel

- *Working Capital*
  25.0%
  Stronger Reserves and working capital to help expand the business and satisfy existing loans that will in-turn save us interest payments

- *Additional Facility and Reserves for Collection Acquistions*
  25.0%
  We plan to open up a smaller location on the East Coast to handle some service work and act as a shipping hub for our Domestic and Europe import / exports. We also need a storage hub in the Central US to help with the driver meet location. Additional reserves will allow for Estate and collection acquisitions to help with our Auction sales, etc

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://iconicmotorbikeauctions.com/ (Investor Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/iconic-motorbikes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Iconic Motorbikes, Inc

[See attached]

ICONIC MOTORBIKES LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Iconic Motorbikes LLC
Santa Monica, California

We have reviewed the accompanying financial statements of Iconic Motorbikes LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 28, 2022
Los Angeles, California

ICONIC MOTORBIKES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	34,720	$	41,731
Acccounts Receivable, net		322,121		158,814
Inventory		1,206,999		212,785
Total current assets		**1,563,840**		**413,330**
Property and Equipment, net		128,423		139,787
Security Deposit		29,535		47,482
Total assets	$	**1,721,798**	$	**600,600**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	13,425	$	-
Credit Card		56,271		11,099
Loans Payable		363,900		-
Other Current Liabilities		9,349		97,353
Total current liabilities		**442,945**		**108,453**
Total liabilities		**442,945**		**108,453**
MEMBERS' EQUITY				
Members' Equity		1,278,853		492,147
Total Members' Equity		**1,278,853**		**492,147**
Total Liabilities and Members' Equity	$	**1,721,798**	$	**600,600**

See accompanying notes to financial statements.

ICONIC MOTORBIKES LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	7,419,548	$	4,954,986
Cost of Goods Sold		6,121,604		4,427,427
Gross profit		1,297,944		527,559
Operating expenses				
General and Administrative		1,320,717		567,828
Sales and Marketing		19,911		8,989
Total operating expenses		1,340,627		576,817
Operating Income/(Loss)		(42,683)		(49,258)
Interest Expense		40,181		2,747
Other Loss/(Income)		1,900		-
Income/(Loss) before provision for income taxes		(84,764)		(52,005)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(84,764)**	**$**	**(52,005)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ **103,403**
Capital Contribution	472,158
Capital Distribution	(31,410)
Net income/(loss)	(52,005)
Balance—December 31, 2020	$ **492,147**
Capital Contribution	963,674
Capital Distribution	(92,204)
Net income/(loss)	(84,764)
Balance—December 31, 2021	$ **1,278,853**

See accompanying notes to financial statements.

ICONIC MOTORBIKES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(84,764)	$	(52,005)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		40,843		34,947
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(163,307)		225,785
Inventory		(994,214)		(134,910)
Accounts Payable		13,425		-
Credit Card		45,172		4,203
Other Current Liabilities		(88,004)		(318,232)
Security Deposit		17,947		(35,100)
Net cash provided/(used) by operating activities		**(1,212,903)**		**(275,312)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(29,479)		(151,683)
Net cash provided/(used) in investing activities		**(29,479)**		**(151,683)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		963,674		472,158
Capital Distribution		(92,204)		(31,410)
Borrowing on Loan Payable		363,900		-
Net cash provided/(used) by financing activities		**1,235,370**		**440,749**
Change in cash		(7,011)		13,754
Cash—beginning of year		41,731		27,978
Cash—end of year	$	**34,720**	$	**41,731**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	40,181	$	2,747
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Iconic Motorbikes LLC was formed on April 2, 2018 in the state of Delaware. The financial statements of Iconic Motorbikes LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

We provide an online auction for our clients to buy & sell specialty motorbikes. Iconic Motorbikes uses our platform for our own bikes for sale as well. We service what we sell with five very experienced mechanics that handle restorations, repairs, and custom creations. We provide our clients with higher end track day events, shows, and we're entering the "Live Auction" scene in 2023. We have an apparel division which is currently Iconic Branded Swag, but we are expending soon into selling riding jackets, riding pants, racing leathers, and casual apparel. Our White Glove Department helps with domestic and international transport, paperwork issues, customs, sourcing rare motorbikes (worldwide), etc. We handle the retail side of sales for many top tier brands such as Dymag Wheels, BST Carbon wheels, specialty parts, bodywork, etc. Additionally, we are expanding into high end car parts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to motorbikes and spare parts which are determined using a FIFO (first-in-first out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Audio Equipment	5 years
Computer Equipment	5 years
Leasehold Improvements	5 years
Shop - Furniture & Fixtures	5 years
Shop - Machinery & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its motorbikes on online auctions.

Cost of sales

Costs of goods sold include the cost of cost of motorbikes, spare parts, suppliers, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $19,911 and $8,989, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 1,206,999	$ 212,785
Total Inventory	$ 1,206,999	$ 212,785

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2021	2020
California State Board of Equalization Payable	$ 5,309	$ 10,207
Wisconsin Department of Revenue Payable	40	
Accured interest	4,000	
Amounts Payable to Auction Seller		87,147
Total Other Current Liabilities	$ 9,349	$ 97,353

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Audio Equipment	$ 3,898	$ 3,898
Computer Equipment	1,147	1,147
Leasehold Improvements	42,981	14,049
Shop - Furniture & Fixtures	40,967	40,420
Shop - Machinery & Equipment	115,220	115,220
Property and Equipment, at Cost	204,213	174,734
Accumulated depreciation	(75,789)	(34,947)
Property and Equipment, Net	$ 128,423	$ 139,787

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $40,843 and $34,947, respectively.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Thomas A. Tromp	34.0%
Abhinay Eswarappa	33.0%
James Victor Branstetter	33.0%
TOTAL	**100.0%**

7.   DEBT

Promissory Notes & Loans

During 2021, the Company entered into loans agreements. The details of the Company's loans, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Payable - Thomas A. Tromp	$ 63,900	0.00%	1/15/2021	6/30/2022	$ -	$ -	$ 63,900	$ -	$ 63,900
Loan Payable - Mario Rovira	$ 100,000	6.00%	12/29/2021	Until both parties mutually agreed to end loan	$ 667	$ 667	$ 100,000	$ -	$ 100,000
Loan Payable - Tija Tromp	$ 25,000	0.00%	9/14/2021	5/20/2022	$ -	$ -	$ 25,000	$ -	$ 25,000
Loan Payable - James Victor Branstetter	$ 75,000	0.00%	1/1/2022	6/30/2022	$ -	$ -	$ 75,000	$ -	$ 75,000
Loan Payable - Mario Rovira	$ 100,000	4.00%	2/17/2021	12/31/2022	$ 3,333	$ 3,333	$ 100,000	$ -	$ 100,000
Total					$ 4,000	$ 4,000	$ 363,900	$ -	$ 363,900

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 363,900
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 363,900**

8.   RELATED PARTY

During 2021, the Company received temporarily loans from the founding member, Thomas A. Tromp and his wife, Tija Tromp. The loan bears no interest rate. As of December 31, 2021, the outstanding balance of this loan was in the amount of $88,900.

During 2021, the Company received temporarily loans from member, James Victor Branstetter. The loan bears no interest rate. As of December 31, 2021, the outstanding balance of this loan is in the amount of $75,000.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 26, 2020, the Company entered into a lease agreement with the City of Santa Monica to rent certain premises located at the Santa Monica Airport. The lease commenced on October 1, 2020, and it is on a month-to-month basis with a base rent of $28,030. Rent expenses were in the amount of $300,960 and $112,412 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 28, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $42,683, an operating cash flow loss of $1,212,903, and liquid assets in cash of $34,720, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's been 4 years and look at what we've become! This is Iconic Motorbikes.

I came to the realization that many of the great things that have occurred in my life stemmed from my love and passion for motorcycles. Many of my closest mates are fellow enthusiasts, my career path and business relationships typically originated from bikes and even on a personal note, I met the mother of my children at a bike night!

With this in mind, I knew it was time to put my lifetime dreams and aspirations in motions by getting more people into the motorbike lifestyle! I had a vision, I had a plan, I called it Iconic Motorbikes.

We started as a small dealership in Marina Del Rey, CA specializing in rare and collectible motorbikes..3 years later, we moved into Corporate Hangar ONE at Santa Monica Airport.

We decided pretty early that it's important to "service what you sell" and we started our Service & Parts Department, proud to report that we now have 5 exceptionally talented Mechanics.

Speaking of Social media, I took this under my wing personally with no outside costs or help and we've grown to 150,000 followers on Instagram with anywhere between 12 million to a peak of 19 million impressions a month. Thrilled to say it's totally organic growth!

Our international client base continued to grow and we opened our next segment known as Iconic Motorbike Auctions. In just over two short years we've become one of the leading online auction site for rare, hard to find and collectible motorbikes.

We wanted our guests and visitors to feel comfortable when visiting and built out a very special lounge with pool tables, refreshments, a large TV and sound system. This evolved into a club / membership program that continues to see new members and fans. We are relaunching with an entirely new and exciting Membership program shortly, stay tuned for that..

We've continued to expand our White Glove offerings. Import, expor, custom builds, local transport with our two vans / trailers, repairs, build design, documentation, crating…if our clients dream it up, we're gonna work on a solution!

I'm a firm believer that you must constantly evolve & pivot to remain significant and grow. That's why Iconic also offers:

Collection and Estate Acquisitions

Track days & Events

Film Industry Motorbike Rentals

International Rare bike and Rare part sourcing and placement

The list goes on and updates often

In 2020, our total gross sales were approximately $4 Million. In 2021 we exceeded $7.4 million and we're feeling confident about exceeding our $10 Million goal for 2022. The best part....We've JUST BEGUN!

Wait until you hear what's next!

Video 2

Iconic is ready for its next phase and this is where our crowdfunding campaign comes in.

Our clients have spoken and we listen! They continue to praise Iconic on our incredible bike selection, our constant string of new arrivals. They love the ease at both listing and buying a motorbike and our growing White Glove Service offerings are well received!

However, there's a major shortcoming in the Industry on the transport side. Customers (and Iconic) are not happy with the delays, excuses, damage and poor customer service. That said, we've decided that we need to start "Iconic Motorbike Transport".

With this new segment, we will offer transport from Coast to Coast on a regular basis in new equipment with dynamic load tracking and tier 1 customer service. I had a successful career in Logistics, this is truly second nature for me.

Beyond the new found revenue this division will bring, it will significantly improve cashflow by allowing us to obtain collections, acquisitions and service bikes in a days rather then weeks or in some cases, months.

Supplemental to the above, Iconic Transport will allow our Track Day & Event segment to grow exponentially. For our Members, join us for track events throughout the USA and count on us to get your bike and gear to the event without fail. Fly in, fly home...we have the rest covered!

Online auctions are our "bread and butter" but our clients continue to ask us to enter the live auction space. Introducting "Iconic Live". We will have our first LIVE Auction but with a twist and it's a venue that will change the way people see Live Auctions!

We have already struck an agreement with one of the largest Museums and motorsport parks in the USA surrounded by a absolutely breathtaking track and facility. In the first half of 2023, Iconic Motorbikes will have their first Live Auction combined with a very special "Motorsport Celebration" hosted at the Barber Museum! I'm getting chills thinking about it. The event will include special guests, incredible machines, access to the museum / park and some unforgettable entertainment. Once the entertainment, events and live auction wrap up, we have something really special planned, we will follow it up with a two-day Iconic Motorbike track day!

In addition to Iconic Transport, our customers continue to purchase Iconic branded apparel and now we are launching our LIVE ICONIC Clothing / Apparel line. The first shipment is already in transit and look forward to a "Stock Holder / Member jacket" as well as more products. Count on more shirt designs, Kevlar jeans and so much more before long.

After this raise we plan to expand the Auction site to better support banner ads and sponsor

posts, all of which will contribute to our revenue and profitability.

Fans of Iconic have asked for more YouTube Content. We will most certainly spend more time and assets on that segment to grow our followers, bidder pool, brand awareness and most important...get more people riding!

Beyond the above, the investment will allow us additional reserves for purchasing collections, estate sales and bikes that are offered to us on a regular basis.

As an Investor in Iconic Motorbikes, we have a list of incentives and perks we would like to offer in exchange for your support. Please see a list in the Campaign write up.

Video 3

We feel it's important that you know who's steering the ship and a brief recap of the Executives that run Iconic with a short Blue Sky plan to the future.

Beyond the enthusiastic and "positive lifestyle" personality you've came to know through our Social Media, I have a rather extensive background in Domestic Logistics working for some of the larger LTL carriers in the USA and (through a meeting over a motorbike) found an opportunity at a up and coming Toy & Consumer Goods manufacturer. When I started, we were right around $100 million in sales but after 15 years, we exceeded well over $1 Billion in revenue.

I built the supply chain, oversaw sourcing, engineering, Customer Service, Consumer Affairs, Finance and even assumed many of the CFO's responsibilities. I later took over as Executive Vice President of Operations. This position reported directly to the CEO and with complete oversite of the entire company.

My partner Abhi is the Founder of Bike-Curious, a globally-recognized Media / blog for the motorbike industry. Abhi brings an extensive list of contacts and relationships from many of the OEMs as well as parts/accessory manufacturers, and media outlets. Abhi was on the masthead of Motorcyclist Magazine and freelanced with Maxim, Men's Journal, Revzilla, ADV Pulse, and more. He was the founding partner of a Health I.S. Company where he departed in 2020 to work full time at Iconic.

Abhi's extensive knowledge of motorbikes makes him a perfect fit and wonderful part of the Executive team. Abhi has an excellent working knowledge of programming and website development, he gets full credit for the functionality and design of our auction site as he oversees the Programmers and speaks to them often.

Our third partner, Vic Branstetter has a very extensive background in Hospitality as a Founding Partner of the Hillstone Restaurant Group (Sold his stake in 2018). He currently sits on the Board for Gordon Ramsey Enterprises and advises on many start-up restaurants / hotels. Vic is very well known in the car and motorbike communities with an ever-changing collection of exotic vehicles.

Beyond the business expertise, the strong list of friends and contacts.. Vic brings a level headed, grounded approach to our growth plan and business oversight.

I firmly believe it keeping a VERY close eye on G&A. We are going to keep our overhead consistent to where we are now so that all the new segments will put us even further into the black.

Furthermore, I do not believe in putting all your eggs in one basket. Iconic Motorbikes is the Umbrella Corporation for our many business segments so that if one falls short, the others will assist. Needless to say, as we continue to grow we will continue to reinvest in our business.

In closing, you may ask what else you can look forward to with Iconic Motorbikes over the years to come.

We continue to see more and more demand from the east coast. We plan to open up Iconic Motorbikes east in 2023 which will serve as a hub for our Europe Imports / Exports.

Future expansion will include Iconic Motorbikes in key locations. Florida and Texas are on the Agenda and a Central USA location is inevitable. We will most certainly need a location in Europe and seeing that we have so many clients in Australia (and I'm a Australian citizen), I look forward to a location there as well.

Thank you for believing in Iconic Motorbikes, let's Keep the throttle pinned together!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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